

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

November 19, 2015

Kevin C. Smith, Esq.
Chadbourne & Parke LLP
1301 Avenue of the Americas
New York, NY 10019

      Re: <u>Adams Diversified Equity Fund, Inc., *et al.,* File No. 812-14300</u>

Dear Mr. Smith:

      By Form APP-WD filed with the Securities and Exchange Commission on November 16, 2015, you requested that the above-captioned application, filed on April 22, 2014 and subsequently amended on September 12, 2014, and January 20, 2015 under the Investment Company Act of 1940, be withdrawn. Please be advised that your request for withdrawal has been granted, pursuant to delegated authority.

                        Sincerely,

                        /s/ David P. Bartels

                        David P. Bartels
                        Branch Chief

cc: Lawrence L. Hooper, Jr.